UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press release dated September 9, 2021 titled “Banco Santander México announces that it has priced its Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 9, 2021

Item 1

BANCO SANTANDER MÉXICO, ANNOUNCES THAT IT HAS PRICED ITS PERPETUAL SUBORDINATED NON-PREFERRED CONTINGENT CONVERTIBLE ADDITIONAL TIER 1 CAPITAL NOTES

Mexico City, Mexico, September 9, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of the leading banking institutions in Mexico, announced today that it has priced U.S.$700 million aggregate principal amount of 4.625% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (the “AT1 Notes”).The AT1 Notes were sold for 100% of their principal amount and each AT1 Note is mandatorily convertible, in certain regulatory circumstances, into ordinary shares of the Bank at the higher of the volume weighted average of the ordinary shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive business days immediately preceding the conversion date and a floor price of Ps.13.33.

Banco Santander S.A., majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the Bank's holding company, agreed to take 100% of the total amount of the Obligations. The AT1 Notes were sold in a private placement and have not been and are not expected to be registered under the Securities Act of 1933 or in the Mexican National Securities Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

The sale is expected to close on September 15, 2021.

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy the AT1 Notes, nor shall there be any offer or sale of the AT1 Notes in Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of Mexico or any such jurisdiction.

ABOUT BANCO SANTANDER MéXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30th, 2021, Banco Santander México had total assets of Ps.1,634 billion under Mexican Banking GAAP and more than 19.2 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 23,512 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander Mexico